December 15, 2009

John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	Stratus Media Group, Inc.
Form 10-K/A (No. 1) for the Fiscal Year ended December 31, 2008
Form 10-Q for the Fiscal Quarter Ended June 30, 2009
Response Letter Dated September 4, 2009
File No.: 0-24477

Dear Mr. Reynolds:

This letter is in response to the above.  The following responses are numbered to correspond to the comments made in your letter of October 16, 2009, which appear in italics as a means of reference:

1.
We note in an Item 4.01 Form 8-K filed on August 5, 2008, that you engaged Goldman Parks Kurkland Mohidin LLC on July 30, 2008.  We further note in a Form 8-K filed on March 14, 2008, that Singer Lewak Greenbaum & Goldstein, opined on the financial statements of Pro Sports & Entertainment, Inc. as of and for the years ended December 31, 2006 and 2005.  Unless the same accountant reported on the most recent financial statements of both the registrant (Feris International, Inc.) and the accounting acquirer (Pro Sports & Entertainment, Inc.), a reverse acquisition results in a change in accountants. Please file an Item 4.01 8-K to report the change in accountants that occurred upon the reverse acquisition that provides the disclosures required by Item 304 of Regulation S-K, treating the accountant that no longer will be associated with the registrant's financial statements as the predecessor accountant.

We will file the requested 8-K within five business days.
2.
We note your responses to comment 4 of our letter dated May 22, 2009, and comment 2 of our letter dated July 24, 2009.  For each event right owned and the Stratus Rewards program, please provide us with the valuations and describe for us the basis for your estimates involving all significant assumptions employed. We expect that the significant assumptions would include, at a minimum, the year revenues begin, the amount of discounted cash flows, the growth rate, and discount rate.  To support your estimate of the year revenues begin describe in greater detail the amount of lead time necessary to conduct the event and the steps you have taken to date to plan the event.  Explain why it has taken so long to conduct events after the date of their respective acquisitions.

The following are the results and assumptions used for the valuation of intangibles and goodwill as of December 31, 2008:

	As of 12/31/2008			Year	Annual	Annual Growth
	Book	Discounted	Discount	Revenues	Growth	Growth for
Event/Item	Balance	Cash Flows	Rate	Begin	Rate	Term. Value
Long Beach Marathon	$300,000	$412,284	27.0%	2011	10.00%	2.00%
Concours on Rodeo	600,000	802,367	27.0%	2010	17.76%	2.00%
Santa Barbara Concours	243,000	499,394	27.0%	2009	10.00%	2.00%
Core Tour	1,067,069	1,397,676	27.0%	2010	10.00%	2.40%
Freedom Bowl	344,232	1,409,762	27.0%	2011	10.04%	2.00%
Maui Music	725,805	1,578,854	27.0%	2010	9.52%	2.00%
Athlete Management	15,000	1,795,166	69.0%	2011	41.38%	2.00%
Total Events	3,295,106	7,895,503

Stratus Rewards:
Technology	227,849
Membership list	71,100
Corporate partner list	23,300
Corporate membership	450,000
Goodwill	1,073,345
Total Stratus Rewards	1,845,594	3,578,747	79.00%	2010	45.64%	2.00%
Total Events & Stratus	$5,140,700	$11,474,250

Events usually require at least four to six months of advance planning and specific assumptions and details per event are as follows:

Long Beach Marathon:  It is not part of the company’s strategic direction to  operate this event in 2010 and no plans have been made so far to do so.  Revenues in 2011 are assumed to be $1,100,000, compared with peak revenues in 1998 of $2,300,000.

Concours on Rodeo:  we are planning on running the car shows in 2010 and have initiated a number of internal meetings and planning sessions to do so, with a planned event date in June 2010.  Revenues in 2010 are forecast at $483,000, compared with peak revenues in 2001 of $1,304,000.

Santa Barbara Concours:  as noted above, we are planning on running the car show in 2010 with the Santa Barbara Concours d’ Elegance projected to be held in April 2010.  The Company planned to operate the Santa Barbara Concours in October 2009 but had to postpone the event due to venue site problems.  As part of planning this event, the company obtained preliminary approval from the Santa Barbara County Parks and Recreation and, based on this approval are comfortable that the event will be held as planned.  Revenues in 2010 are forecast at $802,800.

Core Tour:  The Company has been in discussions with the former principals of the Core Tour for them to play active operations management consulting roles to initiate the Core Tour in 2010.  Revenues are forecast to be $2,667,500, compared with peak revenues in 2002 of $2,300,000.

Freedom Bowl:  this event is planned to begin recertification in  2011 to allow for sufficient time for the National College Athletics Association to recertify this event and strategic negotiations with target NCAA Conference alignment.  Revenues in 2012 are forecast to be $3,074,197, compared with peak revenues in 1996 of $3,603,000.

Maui Music Festival:  this even is planned for summer 2011, with forecast revenues of $1,428,530, compared with peak revenues in 2000 of $923,000.  The higher level of revenues results from an additional day added to the event.

Athlete Management:  this activity is not forecast to start until 2011, when $2,300,000 of revenues are forecast, compared with peak revenues in 1999 of $1,150,000, when a smaller number of athletes were represented than assumed in the 2011 forecast.

Stratus Rewards VISA Program:  we have initiated discussions with a large private bank Switzerland regarding their involvement as the affiliate bank for this program in the European markets with a tentative launch for summer of 2010.  This bank is one of the top credit card issuers in Europe.  Revenues for 2010 are forecast to be $7,958,000, which is substantially higher than the $517,620 of revenues realized in the 22 months the program was run by Stratus. This is based on the assumption that this Swiss bank will activate more users than the passive bank involvement and failure to process applications shown by the prior sponsoring bank.

The Company’s plan has been to obtain sufficient content within key event marketing verticals then to capitalize and roll out these events in a combined package offering economies of scale by consolidating common cost centers and leverage greater opportunity for sponsorship revenue.  In order to do so, the Company first had to become a public entity, which occurred March 14, 2007.  The challenges in raising capital since that point have delayed the Company from executing this plan.  The Company is expecting to raise sufficient capital in the first half of 2010 that will allow this roll out to occur.

It should be noted that the Company is nearing its annual review of the values for intangible assets and goodwill on the balance sheet as of December 31, 2009.  Given that these events were not held during the twelve months ended December 31, 2009, it is possible that this annual review may result in impairment charges and it is also possible that these impairment charges may be significant, but we have not conducted our review and are not prepared to reach any conclusions regarding possible impairment charges at this time.

3.
We note in your response to comment 6 in our letter dated July 24, 2009 that the Company has reached the conclusion that both the ICFR and DC&P were ineffective as of December 31, 2008. We also note your revised Item 9A(T) disclosure, and it appears to us that you have combined your DC&P and ICFR disclosures.  Please provide us with your entire revised disclosure for each heading under Item 9A(T) (i.e. Evaluation of Disclosure Controls and Procedures, Management's Report on Internal Control Over Financial Reporting, and Changes in Internal Control over Financial Reporting).

4.
We note the exposed weaknesses in your response to comment 6 in our letter dated July 24, 2009. Please tell us if you have now identified material weaknesses upon further review and examination, and ultimate conclusion that ICFR was ineffective as of December 31, 2008. If so, include the following in your revised disclosure:

a.	the nature of the actual material weaknesses,
b.	the impact of the material weaknesses on the financing reporting and control environment, and
c.	management's current plans, if any, for remediating the material weaknesses.

Refer to Section II.B.3 of SEC Release No. 33-8810.

5.
If you have instead determined there to be control deficiencies, please disclose what, if any, impact the control deficiencies had on the Company's ICFR and financial reporting, when considering the effect of any compensating controls.  Refer to Sections II.B.1 and II.B.5 of SEC Release No. 33-8810 for additional guidance.

6.	In your revised Item 9A(T), please also include the proposed ICFR disclosures in your response to comment 25 and 26 in our letter dated May 22, 2009.

7.
We note your conclusion that DC&P was effective as of June 30, 2009 with one exception. Please describe to us the exception and be advised that you should not qualify your DC&P conclusion with exceptions. Any exception(s) would result in a conclusion that DC&P was not effective. Revise to state your conclusion in clear and unqualified language and include a description of any exception(s) that causes DC&P to be ineffective, as necessary. To the extent you believe that your DC&P are effective as of June 30, 2009, please explain why you changed your conclusion from March 31, 2009, and disclose the changes in your DC&P from March 31, 2009 that resulted in a conclusion that your DC&P were effective.

The following revised Section Item 9A(T) will address comments 3 through 7 in your letter:

Disclosure Controls and Procedures

In connection with the preparation of this annual report on Form 10-K, an evaluation was carried out by the Company’s management, with the participation of the Chief Executive Officer and the Acting Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (“Exchange Act”)) as of December 31, 2008.  Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Acting Chief Financial Officer, to allow timely decisions regarding required disclosures.

Based on that evaluation, the Company’s management concluded, as of the end of the period covered by this report, that the Company’s disclosure controls and procedures were not effective in recording, processing, summarizing, and reporting information required to be disclosed, within the time periods specified in the SEC rules and forms and that such information was accumulated or communicated to management to allow timely decisions regarding required disclosure.  Specifically, at the time the Company executed a “reverse merger” with Feris International, Inc. and filed the related Report on Form 8-K on March 14, 2008, the Annual Report on Form 10-K for Feris International Inc. for the fiscal year ended December 31, 2007 had been filed with the Commission on February 22, 2008 (“Feris Report”).  The Company failed to file a timely amendment to the Report on Form 8-K containing the required audited financial statements for the predecessor company, Pro Sports & Entertainment, Inc., for the fiscal year ended December 31, 2007.

In particular, the Company has identified material weaknesses in internal control over financial reporting, as discussed below.

Management’s Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as required by Sarbanes-Oxley (SOX) Section 404 A.  The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Acting Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.  Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the Company’s assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  As a result of this assessment, management identified a material weakness in internal control over financial reporting.

A material weakness is a control deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The matters involving internal controls and procedures that management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: inadequate segregation of duties consistent with control objectives and insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of U.S. GAAP and SEC disclosure requirements.  The aforementioned material weaknesses were identified by the Company’s Acting Chief Financial Officer in connection with the audit of its financial statements as of December 31, 2008 and communicated the matters to management.

As a result of the material weakness in internal control over financial reporting described above, management has concluded that, as of  December 31, 2008, the Company’s internal control over financial reporting was not effective based on the criteria in Internal Control – Integrated Framework issued by COSO.

Management believes that the material weaknesses set forth above did not have an effect on the Company’s financial results.  The Company is committed to improving its financial organization.  As part of this commitment, the Company intends to hire John Moynahan as a full-time Chief Financial Officer and to hire a third-party consultant with expertise in this area to provide advice to the company on reporting and regulatory requirements to prevent this situation from occurring in the future.  In addition, the Company intends to add a position to the accounting function at the Company to segregate duties consistent with control objectives and to prepare and implement sufficient written policies and checklists that will set forth procedures for accounting and financial reporting with respect to the requirements and application of U.S. GAAP and SEC disclosure requirements.

Management will continue to monitor and evaluate the effectiveness of the Company’s internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

The Company’s independent auditors have not issued an attestation report on management’s assessment of the Company’s internal control over financial reporting.  As a result, this annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  the Company was not required to have, nor has the Company, engaged its independent registered public accounting firm to perform an audit of internal control over financial reporting pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Changes in Internal Controls

There were no changes in the Company’s internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2008, that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company specifically acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments of changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and, the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  Further, we acknowledge that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Sincerely,

/s/ Paul Feller
Paul Feller
President and Chairman of the Board